EXHIBIT 99.1

Clementia to Present at ASBMR 2018 and Upcoming Investor Conferences

MONTREAL, Sept. 05, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced the company’s participation at the following upcoming conferences:

American Society for Bone and Mineral Research (ASBMR) 2018
Clementia will present a poster detailing updated data from its Phase 2 clinical trial of palovarotene for the treatment of fibrodysplasia ossificans progressiva (FOP) at the ASBMR 2018 Annual Meeting.
Details are as follows:
Abstract Title:  Palovarotene Reduces New Heterotopic Ossification in Fibrodysplasia Ossificans Progressiva (FOP) (Presentation Number:  MON-1066)
Date and Time: Oct. 1, 2018 from 12:00 - 2:00 p.m. ET
Location: ASBMR Discovery Hall – Exhibit Hall 220 B-E

In addition, Clarissa Desjardins, Ph.D., chief executive officer and founder of Clementia, will present at the following investor conferences:

  The Morgan Stanley Annual Global Healthcare Conference in New York City on Wednesday, Sept. 12, 2018 at 3:40 p.m. ET
  The Leerink Partners 2018 Rare Disease Roundtable in New York City on Tuesday, Oct. 2, 2018 at 2:00 p.m. ET

Webcasts of the Morgan Stanley and Leerink Partners conference presentations will be available in the Investor Relations section of the company's website at www.clementiapharma.com. A replay of each webcast will be available for 30 days following the event.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Strategic Communications
+1-910-777-3049